[LETTERHEAD]

April 28, 2008

Mr. H. Christopher Owings
Assistant Director
U.S. Securities and
Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:         Forever Valuable Collectibles, Inc. (the Company)
Form S-1 Registration Statement, Amendment No. 3
File Number: 333-148935

Dear Mr. Owings:

This is in response to your April 8, 2008 comment to the Company. The paragraph numbers in this letter correspond to those in your comment letter.

General

1. Your comment has been noted. However, please note that the Company has provided financial statements as of December 31, 2007, which are not due for update until after May 14, 2008.

2. With respect to this comment, we have modified the disclosure to indicate that the shares are to be sold at a fixed price. With respect to the underwriter issue, we ask you to reconsider classifying all shareholders as underwriters. As the Company stated before, the shareholders who are to receive the shares of this distribution have been shareholders as long as four years.  None of the shareholders, with the exception for Mrs. Stevens, has been involved with the operations of the Company, whether as management, or as an officer or director.  None of the shareholders, except for Mr. and Mrs. Stevens, will own more than 10% of the Company.  As a result, the Company believes that none, except for Mr. and Mrs. Stevens can be classified as an underwriter, as that term is understood and used.  As a result, we have modified the disclosure to classify Mr. and Mrs. Stevens as underwriters but not the other shareholders. We request that you reexamine your comment with regard to these new facts.

Mr. H. Christopher Owings
April 28, 2008

The Company has noted the comments by the Staff in the closing section. If you have any additional questions, do not hesitate to contact the undersigned at (303) 793-0304.  For accounting comments, please contact Mr. Sam Cordovano at (303) 329-0220.

DAVID WAGNER & ASSOCIATES, P.C.

/s/ David J. Wagner
    David J. Wagner